SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2004, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Preferred		510,328,836	2.3070	1.3496
End Balance
Securities / Derivatives	Stock Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Preferred		510,328,836	2.3070	1.3496

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors		( ) Management	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			12,054,182,752	76.8171		31.8781
Shares	Preferred			866,358,127	3.9164		2.2911
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Directly with the company	Sell	03	160,000,000	603.37	96,539,200.00
Shares	Preferred	Bradesco	Buy	03	60,000	595.00	35,700.00
Shares	Preferred	Bradesco	Buy	03	160,000	595.50	95,280.00
Shares	Preferred	Bradesco	Buy	03	100,000	596.33	59,633.00
Shares	Preferred	Bradesco	Buy	03	250,000	596.43	149,107.50
Shares	Preferred	Bradesco	Buy	03	100,000	596.50	59,650.00
Shares	Preferred	Bradesco	Buy	03	330,000	597.70	197,241.00
Shares	Preferred	Bradesco	Buy	18	10,000	602.49	6,024.90
Shares	Preferred	Bradesco	Buy	18	170,000	602.50	102,425.00
Shares	Preferred	Bradesco	Buy	18	110,000	603.00	66,330.00
Shares	Preferred	Bradesco	Buy	18	10,000	603.39	6,033.90
Shares	Preferred	Bradesco	Buy	18	20,000	603.40	12,068.00
Shares	Preferred	Bradesco	Buy	18	330,000	603.50	199,155.00
Shares	Preferred	Bradesco	Buy	18	20,000	604.98	12,099.60
Shares	Preferred	Bradesco	Buy	18	1,100,000	605.00	665,500.00
Shares	Preferred	Bradesco	Buy	18	10,000	605.49	6,054.90
Shares	Preferred	Bradesco	Buy	18	1,350,000	605.50	817,425.00
Shares	Preferred	Bradesco	Buy	18	6,310,000	606.00	3,823,860.00
Shares	Preferred	Bradesco	Buy	18	110,000	606.99	66,768.90
Shares	Preferred	Bradesco	Buy	18	3,420,000	607.00	2,075,940.00
			Total Buy		13,970,000		8,456,296.70

ADR	Preferred	UBS Corretora	Buy	03	227,400	19.208	US$ 4,367,899.20
ADR	Preferred	UBS Corretora	Buy	10	45,200	19.147	US$ 865,444.40
ADR	Preferred	UBS Corretora	Buy	18	91,300	19.173	US$1,750,494.90
			Total Buy		363,900		US$ 6,983,838.50
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			12,054,182,752	76.8171		31.8781
Shares	Preferred			720,328,127	3.2563		1.9050
ADR	Preferred			363,900	0.1645		0.0962

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equal 100 preferred shares.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,680	0.0000	0.0000
Shares	Preferred		5	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,680	0.0000	0.0000
Shares	Preferred		5	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		42,840	0.0003	0.0001
Shares	Preferred		6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		42,840	0.0003	0.0001
Shares	Preferred		6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.